Filed Pursuant to Rule 433

Registration Statement No. 333-173299

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

FOR IMMEDIATE RELEASE: November 30, 2012

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY DEPARTMENT ANNOUNCES PRICING OF

PUBLIC OFFERING OF WARRANTS TO PURCHASE

COMMON STOCK OF ZIONS BANCORPORATION

WASHINGTON — The U.S. Department of the Treasury announced today that it priced a secondary public offering of 5,789,909 warrants to purchase common stock of Zions Bancorporation (the “Company”) at $1.35 per warrant. The aggregate net proceeds to Treasury from the offering are expected to be $7,666,419. These proceeds provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock.

The closing is expected to occur on or about December 5, 2012, subject to customary closing conditions. The offering was priced through a modified Dutch auction. Deutsche Bank Securities Inc. is the sole book-running manager for this offering. This offering represents Treasury’s sale of its remaining investment in the Company.

The warrants were offered pursuant to an effective shelf registration statement that was filed by the Company with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering was filed with the SEC on November 28, 2012, and a final prospectus supplement will be filed by the Company with the SEC and will be available on the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them from Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, telephone: 1-800-503-4611, or by email at prospectus.CPDG@db.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Today’s announcement is part of Treasury’s ongoing efforts to wind down the Troubled Asset Relief Program (TARP). More than 89 percent ($374 billion) of the $418 billion funds disbursed for TARP have already been recovered to date through repayments and other income – before including any expected proceeds from today’s announcement. For more details on Treasury’s lifetime cost estimates for TARP programs, please visit Treasury’s Monthly 105(a) Report to Congress on TARP at this link: http://www.treasury.gov/initiatives/financial-stability/briefing-room/reports/105/Pages/default.aspx

# # #